UNITED STATES                          OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION     OMB Number:  3235-0058
Washington, D.C. 20549                 Expires: January 31, 2002
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FORM 12b-25                            SEC FILE NUMBER
NOTIFICATION OF LATE FILING            CUSIP NUMBER 87157J106

(Check one) []Form 10-K []Form 20-F [X]Form 11-K []Form 10-Q
[]Form N-SAR

For Period Ended: December 31, 2000
           []Transition Report on Form 10-K
           []Transition Report on Form 20-F
           []Transition Report on Form 11-K
           []Transition Report on Form 10-Q
           []Transition Report on Form N-SAR
           For the Transition Period Ended:__________________

Read Instruction (on back page) Before Preparing Form.  Please
Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Syncor International Corporation
Full Name of Registrant


Former Name if Applicable

6464 Canoga Avenue
Address of Principal Executive Office (Street and Number)

Woodland Hills, CA 91367
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)  The reasons described in reasonable detail in Part
            III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report,
            transition report on Form 10-K, Form 20-F, 11-K or
            Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]    (c)  The accountant's statement or other exhibit required
            by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-
F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The completion of the audit of the Syncor International Corporation Employees' Savings and Stock Ownership Plan (the "Plan") for the fiscal year ended December 31, 2000 will be delayed because the Plan's trustee for the first quarter of 2000, Merrill Lynch Trust Company, FSB, has not been able to timely deliver to Syncor all the financial documents necessary to conduct the audit. Syncor typically receives the audit documents on or before June 1, but as of June 27, 2001, Syncor has not received the documents. Merrill Lynch has informed Syncor that it will provide the remaining documents shortly. As a result, Syncor's independent auditors, KPMG LLP, has informed us that it cannot complete the audit in time for Syncor to file the Form 11-K by June 29, 2001.

A copy of the letter from Merrill Lynch explaining why it cannot provide the documents is attached as Exhibit A. A copy of the letter from KPMG LLP explaining why it cannot complete its audit before June 29, 2001 is attached as Exhibit B.

                                  Potential persons who are to
                                  respond to the collection of
                                  information contained in this
                                  form are not required to
                                  respond unless the form
                                  displays a currently valid OMB
(Attach Extra Sheets if Needed)   control number.

SEC 1344 (2-99)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      William P. Forster       (818)              737-4699
           (Name)           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required     [X] Yes  [] No
under Section 13 or 15(d) of the Securities
Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If answer is no, identify report(s).


(3) Is it anticipated that any significant       [] Yes  [X] No
change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   SYNCOR INTERNATIONAL CORPORATION
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   June 27, 2001               By/s/William P. Forster
                                        William P. Forster
                                        Sr. Vice President & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).


                        GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities
    Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on form
    12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec. 232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).

                            Exhibit A

                     [MERRILL LYNCH LETTERHEAD]

                                Benefits and Investment Solutions

Emily R. Fernandez              Private Client Group
Senior Client Service Manager
Assistant Vice President        9603 So. Meridian Blvd.
                                Englewood, Colorado 80112
                                303/264-5060 fax - 9201



June 25, 2001


Syncor International Corporation
Edwin Burgos
6464 Canoga Avenue
Woodland Hills, CA 91367

Re:  Syncor Employee's Savings and Stock Ownership Plan

Dear Syncor International Corporation:

At this time, Merrill Lynch is unable to provide Syncor with copies of participant statements for the year 2000. These copies have been requested by Syncor in order for the 2000 Financial
Statements to be completed for the 11K filing.

Merrill Lynch currently has these statement CDs in production and is anticipating delivery to Syncor shortly.

Please call me if you have further questions.


Sincerely,


/s/Emily R. Stone-Fernandez
   Emily R. Stone-Fernandez
   AVP, Sr. Client Service Manager

                               Exhibit B

                          [KPMG LETTERHEAD]

355 South Grand Avenue                     Telephone 213-972-4000
Suite 2000                                 Fax 213-622-1217
Los Angeles, CA 90071-1568


June 26, 2001



Mr. Ed Burgos
Syncor International Corporation
6464 Canoga Avenue
Woodland Hills, CA 91367

Dear Ed:

This is to confirm our understanding regarding the timing of our audit procedures related to Syncor International Corporation Employees' Savings and Stock Ownership Plan (the Plan). As of the date of this letter, we have not received certain supporting documentation required to complete our audit of the Plan. Although we anticipate receiving such documentation, this will not provide us with sufficient time to complete our procedures and issue our report prior to the filing deadline of June 29, 2001 for the Form 11-K. Based on the aforementioned, we recommend that you file for an extension of time with the Securities and Exchange Commission.

Very truly yours,


KPMG LLP


/s/Michael E. Flynn
   Michael E. Flynn
   Partner

Cc: John D. Owens